UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, May 10th, 2006

PRESS RELEASE

CONSOLIDATED REVENUE (1) FOR THE FIRST QUARTER ENDING MARCH 31, 2006

(Unaudited figures)(2)

Strong growth in revenue of 15.6% and in recurring operating income(3) of 17.2%

VEOLIA ENVIRONNEMENT

First quarter 2006 (in € m)	First quarter 2005 (in € m)	% change 2006/2005	of which Internal growth	of which External growth	of which Exchange rate fluctuation
7,161.6	6,195.1	+15.6%	+11.0%	+3.0%	+1.6%

Veolia Environnement's consolidated revenue rose by 15.6% to €7,162 million at March 31, 2006, versus €6,195 million in the first quarter of 2005. Internal growth was 11.0% . External growth stood at 3.0% and derived in particular from acquisitions carried out by Veolia Transport in the United States (ATC). Positive currency effects of €102 million (1.6%) were linked primarily to the US dollar (€53 million) and the Czech koruna (€12 million).

Revenue deriving from outside France stood at €3,638.9 million, or 50.8% of the total.

WATER

First quarter 2006 (in € m)	First quarter 2005 (in € m)	% change 2006/2005	of which Internal growth	of which External growth	of which Exchange rate fluctuation
2,259.0	2,042.0	+10.6%	+6.7%	+2.3%	+1.6%

In France, excluding Veolia Water Solutions and Technologies, internal growth in the Water division totaled 2.3%. The water distribution business was stable, with the slight decline in volumes distributed offset by indexation effects, while the engineering business saw robust growth.

_______________
(1)	Revenue from ordinary activities
(2)	These figures were calculated on the basis of IFRS standards and interpretations in effect, i.e. before implementation of IFRS interpretations D12, D13 and D14 on concession accounting.
(3)	Recurring part of operating income: an accounting item is considered to be non-recurring if it does not repeat itself in the normal course of operations during each year and if it significantly alters the economics of one or several cash generating units.

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Outside France, excluding Veolia Water Systems & Technologies and Proactiva, revenue was up 9.6% on a like-for-like basis. In Europe, strong internal growth of 8.0% was led by new contracts signed in the last few months of 2005, in particular in Central Europe, and by the full impact of rate increases implemented in the United Kingdom on April 1, 2005. In Asia, strong revenue growth (internal growth of 7.6%) was largely due to new contracts coming on stream, particularly in China and South Korea. In the United States, revenue advanced by 15.7% on a like-for-like basis.

Veolia Water Solutions and Technologies posted a revenue increase of nearly 15% on a like-for-like basis over the year-earlier period. In particular, the Design-and-Build business saw robust growth, in both the municipal and industrial sectors. Veolia Water Solutions and Technologies also benefited from the integration of contracts from the oil & gas sector (from the acquisition of Weir Techna). Including this impact, total growth for Veolia Water Solutions and Technologies was 26.7%.

WASTE MANAGEMENT

First quarter 2006 (in € m)	First quarter 2005 (in € m)	% change 2006/2005	of which Internal growth	of which External growth	of which Exchange rate fluctuation
1,708.8	1,498.3	+14.0%	+10.7%	+0.6%	+2.7%

In the Waste management division, revenue at constant scope in France rose by 7.2%. This growth was driven by the increased contribution from new incineration plants and increased tonnages of collected and treated solid waste within the framework of high value-added service contracts.

Outside France, excluding Proactiva, organic growth totaled 13.5%. Business was particularly buoyant in the United States (all business lines), in the United Kingdom due to integrated contracts, in Australia (full impact of industrial service contracts awarded in 2005 and the increased contribution from the Woodlawn landfill contract since the second half of 2005), and in Northern Europe.

ENERGY SERVICES

First quarter 2006 (in € m)	First quarter 2005 (in € m)	% change 2006/2005	of which Internal growth	of which External growth	of which Exchange rate fluctuation
2,022.0	1,646.5	+22.8%	+20.7%	+1.2%	+0.9%

Higher energy prices, essentially on heating and energy contracts, had an impact of €143 million, including €112 million in France. Excluding this factor, growth in the Energy Services division totaled 14.1%.

In France, internal growth was driven primarily by higher energy prices and to a lesser extent the impact of the climate, as well as the continued recovery in the electrical maintenance business.

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Outside France (internal growth of 25.3%), the division benefited from the full impact of the Lodz contract (internal growth of 10.1%), higher energy prices in the United Kingdom and Central Europe (internal growth of 5.3%), the impact of the climate in Central Europe and business development in Italy.

TRANSPORTATION

First quarter 2006 (in € m)	First quarter 2005 (in € m)	% change 2006/2005	of which Internal growth	of which External growth	of which Exchange rate fluctuation
1,171.8	1,008.3	+16.2%	+4.1%	+10.6%	+1.5%

In the Transportation division, revenue in France was stable. The Toulouse contract, which was not renewed in 2006, was offset by new urban and inter-city contracts and by increased revenue in existing contracts.

Outside France (internal growth of 5.6%), revenue reflected the impact of German rail contracts that began in December 2005, the full impact of the recent contract awards in North America and a favorable evolution of the Melbourne contract.

External growth of 10.6% was derived primarily from the acquisition of ATC in the United States.

Consolidated operating income increased 15.9% to €616.0 million, versus €531.3 million in the first quarter of 2005. Excluding non-recurring items that affected the first quarter of 2005, operating income rose by 17.2% and by 15.2% at constant exchange rates.

These very good performances reinforced the trends observed in 2005 and resulted from the continued maturity of contracts, the favorable impact of the efficiency program and accelerated growth.

Net financial debt(1) totaled €13.5 billion, versus €13.9 billion at December 31, 2005. Free cash flow(2) was positive, despite the impact of higher growth and seasonal variations on working capital requirements. After deducting financial receivables and marketable securities, economic net debt(3) totaled €10.9 billion, versus €11.1 billion at December 31, 2005.

First quarter results further demonstrate the success of Veolia Environnement’s strategy of profitable growth, and allow the company to confirm its full-year objectives.

(1)	Gross financial debt (long-term financial debt, short-term financial debt and bank overdrafts), net of cash and cash equivalents and excluding the revaluation of hedging instruments at fair value.

(2)	Free cash flow: Cash flow from operations plus the increase in minorities’ capital and dividends received and changes to the consolidation scope, less interest and tax expense, the change in the working capital requirement, capital expenditures and investments excluding large projects, plus proceeds from operating asset disposals.

(3)	Net financial debt after the deduction of long-term and short-term financial receivables, long-term and short-term financial receivables associated with IFRIC 4, and marketable securities.

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http://veolia-finance.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2006

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief Financial Officer